Mail Stop 3561-CF/AD 11
      						September 22, 2005

Via U.S. Mail and Fax (86-752-2820298)

Mr. Albert Leung, Chief Financial Officer
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong
People`s Republic of China 516023

	RE:	Qiao Xing Universal Telephone, Inc.
      Form 20-F for the fiscal year ended December 31, 2004
		Filed June 30, 2005
      File No. 0-29946

Dear Mr. Leung:

      We have reviewed the above referenced filing and your August 26, 2005 response letter and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required
pursuant to the Securities Exchange Act of 1934.    Please address
the following comments in the future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Qiao Xing Universal Telephone, Inc.
September 22, 2005
Page 2


Accounting comments:

Form 20-F for the year ended December 31, 2004

Financial statements:

Notes to consolidated financial statements

Note 19 Other acquired intangible assets, page F-31

1. Please refer to your response to comment no. 2. Please disclose in future filings that the "CECT" trademark is tested for the impairment by comparing its fair value to its carrying value and the fair value is estimated using the Relief-from- Royalty Method.

Critical accounting policies

2. Refer to prior comment 3. Revise the discussion of your critical accounting policies at page 44 to describe the fair value method that you use for testing the CECT trademark. You should also address the specific uncertainties associated with the method, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment. For example, discuss specifically the rate used in the relief from royalty method and how you determined the appropriate rate.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Terry French, Accountant Branch Chief (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director